Delisting Determination,The Nasdaq Stock Market, LLC,
April 9, 2010, Forbes Medi-Tech Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Forbes Medi-Tech Inc.
(the Company), effective at the opening of the trading session on April 19, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(a)(2). The Company sought a review of this determination by the Hearing Panel. Based on its review of information provided by the Company, the Panel,on February 16, 2010, notified the Company that trading in the Companys securities would be suspended on February 18, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 5, 2010.